--------------------------------------------------------------------------------
                                JEFFREY A. HARRY
                            Sole Officer and Director
                              24843 Del Prado, #318
                              Dana Point, CA 92629
                (Name and Address of Person Authorized to Receive
      Notices and Communications on Behalf of the Person Filing Statement)
--------------------------------------------------------------------------------
                                 WITH A COPY TO:
                             Karl E. Rodriguez, ESQ
                        34700 Pacific Coast Highway, #303
                           Capistrano Beach CA, 92624
                                 (949) 248-9561
                               fax: (949) 248-1688
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB-12G


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

         PURSUANT TO SECTION (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                               WebMaster.com, Inc.


  Nevada                                                                Optional
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)


24843  Del  Prado,  Suite  318,  Dana  Point  California                   92629
(Address of principal executive offices)                              (Zip Code)


Registrant's  telephone  number,  including  area  code:         (949)  248-1765


The  following  Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                    4,950,800

                                  July 25, 2000


     The EXHIBIT INDEX is located at page 31 of this Registration Statement

PART  I                                                                        3
Item  1.  Description  of  Business                                            3
      (a)  Business  Development                                               3
      (b)  Business  of  the  Issuer                                           3

Item  2.  Managements  Discussion  and  Analysis  or  Plan of Operation        6
      (a)  Plan  of  Operation                                                 6
      (b)  Discussion  and  Analysis  of  Financial  Condition
           and  Results  of Operations                                         6
      (c)  Selected  Financial  Information                                    6
      (d)  Reverse  Acquisition  Candidate                                     7

Item  3.  Description  of  Property                                            7
Item 4.  Security Ownership of Certain Beneficial Owners and Management        7
      (a)  Security  Ownership  of  Management                                 7
      (b)  Security  Ownership  of  Certain  Beneficial  Owners                8
      (c)  Changes  in  Control                                                8

Item  5.  Directors,  Executive Officers, Promoters and Control Persons        8
Item  6.  Executive  Compensation                                              9
Item  7.  Certain  Relationships  and  Related  Transactions                   9
Item  8.  Description  of  Securities                                          9
          The  Registrant's  Capital  Authorized  and  Issued                  9
          Common  Stock.                                                       9

PART  II                                                                      10

Item  1                                                                       10
      (a)  Market  Information                                                10
      (b)  Holders                                                            10
      (c)  Dividends                                                          10
      (d)  Secondary  Trading/Unrestricted  Shares  of  Common  Stock         10

Item  2.  Legal  Proceedings                                                  11
Item  3.  Changes  in  and  Disagreements  with  Accountants                  11
Item  4.  Recent  Sales  of  Unregistered  Securities                         11
Item  5.  Indemnification  of  Officers  and  Directors                       12
PART  F/S                                                                     13
PART  III                                                                     32
Item  1.  Index  to  Exhibits                                                 32

                                     PART I

                          UNNUMBERED ITEM: INTRODUCTION

     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for submission for quotation on the Over the Counter Bulletin Board, often called OTCBB . Our common stock is not presently quoted on the OTCBB. Its common stock is not listed on the Pink Sheets and have not traded in brokerage transactions. The requirements of the OTCBB are that the financial statements and information about our corporation be reported periodically to the Commission and be and become information that the public can access easily. We wish to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is excused, not required or suspended under the Exchange Act. If and when this 1934 Act Registration is effective and clear of comments by the staff, we will be eligible for consideration for the OTCBB upon submission of one or more NASD members for permission to publish quotes for the purchase and sale of the shares of our common stock.


                        ITEM 1.  DESCRIPTION OF BUSINESS

 (A)  BUSINESS  DEVELOPMENT

      (1) FORM AND YEAR OF ORGANIZATION. This Corporation, WebMaster.com, Inc., ("the Registrant" and more commonly "we, us and our") was incorporated in the state of Nevada on May 19, 1999. On May 22, 1999, we issued 4,070,800 shares of common stock valued at a total of $407.08, to our Seven Initial Founders for organizational services at par value ($0.0001). On June 9, 1999 we issued 880,000 shares to our Thirteen Investing Founders, at $0.125 per share, for a total of $110,000.00. As a result of the foregoing, we have 4,950,800 shares issued and outstanding.

      (2) BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDING. None from inception to date.

 (B) BUSINESS OF THE ISSUER. We intend to become a global Internet media company that will offer a network of branded World Wide Web (the "Web") programming that will serve millions of users daily. We will provide targeted Internet resources and communications services for a broad range of audiences, based on demographic, key-subject and geographic interests.

     Under the WebMaster.com, Inc. brand, we will provide intuitive, context-based guides to online content, Web search capabilities, aggregated third-party content, email, and community and personalization features.

     We intend to make our web properties available without charge to users, and will generate revenue primarily through the sale of banner advertisements on short-term contracts. Advertising on domestic WebMaster.com, Inc. properties will be sold through our internal advertising sales force, and advertising on international WebMaster.com, Inc. properties will be sold through a combination of our internal advertising sales force and third party agents.

     PRODUCTS AND MEDIA PROPERTIES. Our principal offering will provide the flagship product for its global Internet media network that will offer branded programming and services used by millions of people each day. We will offer a comprehensive, intuitive and user-friendly online guide to Web navigation, aggregated information content, communication services, a strong user community, and commerce. We will include a hierarchical, subject-based directory of Web sites, which enables Web users to locate and access desired information and services through hypertext links included in the directory. We will organize our Web site listings under the following 14 principal categories: Arts and Humanities, Business and Economy, Computers and Internet, Education,
Entertainment, Government, Health, News and Media, Recreation and Sports, Reference, Regional, Science, Social Science, Society and Culture. Web sites will be further organized under these major headings by hierarchical subcategories. Users can browse the directory listings by subject matter through a rapid keyword search request that scans the contents of the entire directory or any subcategory within WebMaster.com. The basic Web site listings will, in many cases, be supplemented with brief descriptive commentary, and a special symbol is used to indicate listings that, in the view of our editorial staff, provide unique presentation or content within their topic area. We will also provide Web-wide text search results from a specialized search engine. These results will be integrated into the directory search function so that Web-wide search results can be presented in the absence of relevant listings from the WebMaster.com directory.

     We will also incorporate a rich set of current and reference information from leading content providers, including real-time news (provided by Reuters News Media), stock quotes (Reuters), corporate earnings reports (Zacks), mutual fund holdings (CDA/Weisenberger), stock investing commentary (Motley Fool), sports scores (ESPN SportsTicker), sports commentary (The Sporting News), weather information (Weathernews, Inc), and entertainment industry gossip (E! Online). We will also organize hypertext links to Web sites featuring current events and issues of interest, such as elections, holidays, political issues and major weather conditions, organized in a topical format and updated regularly.
Other content to be offered by WebMaster.com will include yellow pages, maps, driving directions, and classified listings.

     We intend to establish ourselves as a leading communications hub on the Internet. Through its integrated chat service and message boards, WebMaster.com members will be able to contact each other as well as communicate with the Web community at large. We will build a community of members who will register with WebMaster.com, establish a personalized version of WebMaster.com, use Web-based WebMaster.com Mail for email, and submit classified advertisements.

     In addition, one of our primary strategies will be to provide a marketplace for commerce on the Web. Through sponsorship arrangements with premier merchants, we will offer our members the opportunity to purchase goods and services such as books (Amazon.com), music (CDNow), videos (Reel.com, Videoserve), automotive services (Autoweb, Edmonds, Microsoft Carpoint), mortgages (E-Loan), and brokerage services (DLJ direct, E*Trade, Ameritrade, Datek).

     TARGETED ONLINE PROPERTIES. The comprehensive subject-based, demographic and geographic listings in WebMaster.com will provide a platform for us to develop and offer independent navigational tools and information services that will be targeted to particular interests and Web users and are presented within the familiar WebMaster.com framework and style. We will work with appropriate strategic partners who will develop localized or targeted content and, in some cases, promote and sell advertising. We will develop Web-based media properties that will allow the user to personalize and tailor the presentation of information and navigational resources. We believe that, if implemented successfully, these services further strengthen customer loyalty to the WebMaster.com, Inc. brand and create additional revenue opportunities through a broader end user and advertiser base and increasingly targeted advertising opportunities.

     GEOGRAPHIC PROPERTIES. We will seek to build upon its global user base by developing Internet properties focused on geographic regions, which will include foreign countries as well as major domestic metropolitan areas.

     REGIONAL ONLINE PROPERTIES. We intend to offer regional WebMaster.com properties for targeted metropolitan areas. These offerings, which will be developed and maintained by us, include listings from the main WebMaster.com service selected and organized on the basis of regional focus, as well as aggregated local content, such as local news, weather, traffic and yellow pages listings licensed from third-party content providers, including local television and radio stations, newspapers and entertainment guides, and localized community features, such as bulletin boards, personals and classified listings.

     LOCAL ONLINE PROPERTIES. As an extension of WebMaster.com s comprehensive regional programming, we intend to offer WebMaster.com Get Local , which will provide users with local online resources for more than 30,000 U.S. cities and is organized and presented to users on the basis of the user's zip code. Get Local will automatically create a specialized page for the chosen locale with city and regional news, scores from local sports teams, weather reports, and zip code-specific links to a wide variety of resources for entertainment, businesses and activities that affect the local area. We believe that these local properties will provide local advertisers a cost-effective means of targeting their online audience, as well as allowing national advertisers to target key geographic markets.

     SUBJECT-BASED PROPERTIES. We intend to develop subject-based Internet properties, including WebMaster.com Sports (sports scores and information), WebMaster.com Autos (new and used car buying information), WebMaster.com Travel (travel arrangement and booking information), WebMaster.com Games (Java-based games), and WebMaster.com Finance (stock quotes and company and industry information). We intend also to develop a VISA Shopping Guide by WebMaster.com focused on Internet resources for online shopping for goods and services and MTV/WebMaster.com focused on music-related Web resources, produced in conjunction with MTV Networks. We intend to continue to seek relationships with leading content providers to develop additional Internet properties focused on interest areas that we believe to be desirable advertising vehicles.

     DEMOGRAPHIC PROPERTIES. We also intend to develop and offer online properties focused on targeted demographic groups, initially children, and designed for children ages 7 to 12. The Web sites included will be selected by professional educators as appropriate for children. We also intend to launch WebMaster.com, Seniors' Guide which will be designed for the growing population of active, older adults. We will seek to develop additional Internet properties that will be focused on specific demographic groups which will provide attractive advertising opportunities.

      (1) COMPETITIVE BUSINESS CONDITIONS AND THE SMALL BUSINESS ISSUER'S COMPETITIVE POSITION IN THE INDUSTRY. The Internet industry is now one of the most intensely competitive in the world. Many well-established companies and many new ventures are in or entering this dynamic field. There can be no assurance that we can compete effectively, or that other technologies or approaches will not arise that obviate our concept.

      (2) ESTIMATE OF AMOUNT SPENT ON RESEARCH AND DEVELOPMENT IN EACH OF LAST TWO YEARS. None.

      (3)  COSTS  AND  EFFECTS  OF  COMPLIANCE  WITH  ENVIRONMENTAL  LAWS.  Not
Applicable

      (4) NUMBER OF TOTAL EMPLOYEES AND FULL-TIME EMPLOYEES. We have one Officer/Director.

       ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

 (A)  PLAN  OF  OPERATION.

      (1) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. We have an immediate and forseeable need for additional funding, from sources outside of its circle of shareholders, during the next twelve months; however, as a practical matter we cannot begin to formulate the capital requirements, before the completion of this 1934 Act Registration, and the achievement of quotability on the OTCBB. Management estimates that we need $500,000 to launch and another $500,000 to continue operations for the next twelve months

     We do not anticipate any contingency upon which we would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in our compelling interest to report its affairs quarterly, annually and currently, as the case may be, generally to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB, if and when the Issuer's intended application for submission be effective.

      (2)  SUMMARY  OF  PRODUCT  RESEARCH  AND  DEVELOPMENT.  None.

      (3)  EXPECTED  PURCHASE  OR  SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None

      (4) EXPECTED SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES. None at this time.

     Reference is made to NOTE 1 (a) of our Auditor's Report: "The Company is currently focusing on raising capital to develop its operations. Reference is also made to NOTE 2: "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has few assets and no operations and is dependent upon financing to continue operations. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. It is management's plan to raise capital in order to pursue its business operations, thus creating operating revenue."


 (B)  DISCUSSION  AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Our first Fiscal Year ended March 31, 2000. Our financial condition is substantially unchanged since the end of our first fiscal year.

     Our offices and records are presently located at 24843 Del Prado, Suite 318, Dana Point California, where we lease desk and storage space which management values at $250 per month. This amount is presently accrued as a non-interest bearing account receivable.

     We incurred $2,419 of organizational costs, which were paid by shareholders, and exchanged for 2,419,000 shares of common stock having a par value of $2,419.

     The bulk of our expenses to date have been legal and professional fees and costs, including auditing and accounting, to prepare this 1934 Act Registration statement.


 (C) SELECTED FINANCIAL INFORMATION. The following selected financial information summarizes our history and condition. Our $13,024 assets consist of $7,500 cash, and $5,524 in prepaid expenses. Our $2,906 liabilities represent accrued management expenses, in the nature of office expense. We have enjoyed no revenues to date. We are a start-up venture.

                        Un-Audited    Un-Audited      Audited   Un-Audited
                          4/1/00       Inception     Inception   Inception
                            to . . . .  5/19/99       5/19/99     5/19/99
                         6/30/00          to            to          to
                       1st Quarter. . . 6/30/99       3/31/00     6/30/00
                                      1st Quarter. .  Year End
---------------------------------------------------------------------------
Total Assets . . . . .  $    13,024                  $  13,024
Total Liabilities. . .  $     2,906                          0
Revenues . . . . . . .            0             0           0            0
Operating Expenses . .        2,906         4,071     101,047      103,953
Net Earnings or (Loss)       (2,906)       (4,071)   (101,047)    (103,953)
Per Share Earnings . .     (0.00062)       (0.001)      (0.02)    (0.02226)
  or (Loss)
Average Common Shares.    4,669,027     4,070,800   4,862,800    4,669,027
  Outstanding
---------------------------------------------------------------------------

 (D) REVERSE ACQUISITION CANDIDATE. This Registrant is not a candidate for any reverse or direct acquisition transactions, or other business combinations. Our intention is to develop and realize our business plan.


                        ITEM 3.  DESCRIPTION OF PROPERTY.

     We have no property and out-source our support services on terms no less favorable to us than would be obtainable by other un-related sources. Management believes the true cost of doing business is reflected in our financial statements, by reason of the billings and payments for such services. Our offices and records are presently located at 24843 Del Prado, Suite 318, Dana Point California, where we lease desk and storage space that management values at $250 per month. This amount is presently accrued as a non-interest bearing account receivable.

    ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


 (A) SECURITY OWNERSHIP OF MANAGEMENT. To the best of our knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

 (B) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of our knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by us, to be the beneficial owner or owners of more than five percent of any voting class of our stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

                                    TABLE A/B
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

 Name and Address of Beneficial Owner    Actual       %
                                       Ownership
---------------------------------------------------------
Jeffrey A. Harry. . . . . . . . . . .  4,000,000    80.80
3 San Bittern
Aliso Viejo CA 92656
Sole Initial Officer/Director
---------------------------------------------------------
All Officers and Directors as a Group  4,000,000    80.80
---------------------------------------------------------
Total Shares Issued and Outstanding .  4,950,800   100.00
=========================================================


 (C) CHANGES IN CONTROL. There are no arrangements known to Registrant, including any pledge by any persons, of our securities, which may at a subsequent date result in a change of control of this Corporation.


     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following person is our Sole Initial Officer/Director, having taken office from the inception of the Registrant, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined.

     Jeffrey A. Harry (age 26) is a Microsoft Certified Systems Engineer (MCSE), with highly specialized training in windows based networks. His education also includes training in Novell and MS-Dos software as well as hardware components and computer network assembly. His training also includes extensive knowledge of software such as Windows NT, Windows 3.x, Windows 95, MS-Office,
WordPerfect/Corel, Anti-Virus, Netware, Internet, and MS-Mail. Mr. Harry continues his knowledge of technology changes in hardware and software to remain competitive in the industry. His background experience consists of over 5 years of computer hardware and software management. From 1995 to June of 1997 he was the Manager of Information Systems for a leading New England engineering firm, Environmental Science Services. He managed the hardware, and software installations for 150 workstations and supervised an interstate linked network for the offices in Massachusetts and Rhode Island. From June 1997 to February 1998 he continued to provide consulting services on a free-lance basis while obtaining his MSCE certification. From February 1998 to present he has been a small business computer network consultant, specializing in network optimization and integration of multiple software and hardware platforms. Mr. Harry serves as an officer and director of Knowledge Networks, Inc., an operating public company.

                        ITEM 6.  EXECUTIVE COMPENSATION.

     Since inception, we have incurred executive compensation costs which management valued at $2,000. This amount is being accrued as a non interest bearing account payable. We have paid no cash compensation to our Officer/Director. Our officer will be reimbursed for out-of-pocket expenses and may be compensated in the future for the time he devotes to our affairs. There are no options or bonuses or other compensation arrangements. Our officer/director is our initial founder, and has been issued 4,000,000 shares of common stock.


            ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     None.


                       ITEM 8.  DESCRIPTION OF SECURITIES.

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. We are authorized to issue 50,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 4,950,800 shares are issued and outstanding.

COMMON STOCK. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities. The owners of a majority of the common stock may also take any action without prior notice of meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full. All shares of Common Stock enjoy equal dividend rights. There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

RISKS OF "PENNY STOCK." Our common stock may be deemed to be "penny stock" as that term is defined in Reg.Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock share stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section  15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

     RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of our common stock, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. Some States may distinguish between companies with active businesses and companies whose only business is to seek to secure business opportunities, and may restrict or limit resales of otherwise free-trading and unrestricted securities. We have taken no action to register or qualify its common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell our existing securities may be unlawful in certain States


                                     PART II


                                     ITEM 1.
           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
                            AND SHAREHOLDER MATTERS.

 (A) MARKET INFORMATION. Our common stock is not presently quoted Over-the-Counter on the Bulletin Board ( OTCBB ) or the NQB Pink Sheets, and has never traded.

 (B)  HOLDERS.  There  are  presently  19  shareholders  of  our  common  stock.

 (C) DIVIDENDS. We have not paid any cash dividends on our Common Stock, and do not anticipate paying cash dividends on its Common Stock in the next year. We anticipate that any income generated in the foreseeable future will be retained for the development and expansion of our business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, debt service, capital requirements, business conditions, the financial condition of the Company and other factors that the Board of Directors may deem relevant.

 (D) SECONDARY TRADING/UNRESTRICTED SHARES OF COMMON STOCK. Secondary refers to the resale of securities in brokerage transactions and is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to 3 of the Securities Act of 1933. Securities which have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally Restricted Securities as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates; however, as to shares owned by affiliates, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90 day period.

     There are 4,950,800 shares issued and outstanding, of which 4,000,000 shares are held by an affiliate/officer/director and 950,000 shares are owned by non-affiliates. Our special securities counsel is of the opinion that the affiliate 4,000,000 shares are not entitled to reliance on Rule 144 at this early development stage. The 950,000 non affiliate shares, held continuously by the persons to whom they were issued, are more than one year old but less than two years old, and might, accordingly be resold in brokerage transaction in the limited amounts provided by Rule 144(e)(2).

OPTIONS AND DERIVATIVE SECURITIES. We have no outstanding options or derivative securities. We have no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock.


                           ITEM 2.  LEGAL PROCEEDINGS.

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting us.


             ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements.


                ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     On May 22, 1999, we issued 4,070,800 shares of common stock valued at a total of $407.08, to our Seven Initial Founders for organizational services at par value (=$0.0001).

Date. .   Title        Exemption       Price         Amount      Services
--------------------------------------------------------------------------------
5/22/99  Common Stock    4(2)        $ 0.0001      4,070,800      $  407.08
--------------------------------------------------------------------------------
Seven Initial Founders for organizational services at par value=$0.0001
--------------------------------------------------------------------------------
         Shareholder           # Shares       % of Total
-----------------------------------------------------------
Jeffrey A. Harry                4,000,000         80.80
3 San Bittern
Aliso Viejo CA 92656  Affiliate/Restricted
-----------------------------------------------------------
Clifton Investment Group (1)       20,800          0.42
753 Bandit Trail
Fort Worth TX 76180  Restricted
-----------------------------------------------------------
Herrick, Monique                    1,500          0.03
9794 Forest Lane #128
Dallas TX 76243  Restricted
-----------------------------------------------------------
Mees, David                         4,000          0.08
704 Bridgeport Dr. #3
Bismarck ND 58504  Restricted
-----------------------------------------------------------
Southern Sportswear                 6,100          0.12
9794 Forest Lane #128
Dallas TX 75243  Restricted
-----------------------------------------------------------

                                       11

-----------------------------------------------------------
Vogel, Wade                        37,600          0.76
1108 27th Street N.W.
Mandan ND 58554  Restricted
-----------------------------------------------------------
Wentz, Barry                          800          0.02
2100 Boston Drive
Bismarck ND 58504  Restricted
-----------------------------------------------------------
SUBTOTAL FOUNDERS SHARES:       4,070,800         82.23


(1) The person with dispositive control of the shares owned by Clifton Investment Group is David Clifton.

     On  June  9,  1999,  we  issued  880,000  shares  to our Thirteen Investing
Founders,  at  $0.125  per  share,  for  a  total  of  $110,000.00.

--------------------------------------------------------------------------------
Date     Title     Exemption     Price     Amount     Cash
--------------------------------------------------------------------------------
6/9/99     Common  Stock      4(2)     $0.125     880,000     $110,000.00
--------------------------------------------------------------------------------
Thirteen Investing Founders, with pre-existing relationships with management of the sort that afforded access to the kind of information that registration would have provided. The accreditation and level of sophistication of each investor was determined by reference to their respective incomes, net worth and investment experience.
--------------------------------------------------------------------------------

      As a result of the foregoing, we have 4,950,800 shares issued and outstanding. There were no Underwriters or Underwriting, and no discounts or commissions. No securities sold are convertible or exchangeable into equity securities, nor are there currently any warrants or options representing equity securities.

               ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     There are no provisions in our Articles of Incorporation or By-Laws, nor any Resolutions of the Board of Directors, providing for indemnification of Officers or Directors. We are aware of certain provision of the Nevada Corporate Law which affects indemnity of Officers or Directors.

      NRS 78.7502 provides for mandatory indemnification of officers, directors, employees and agents, substantially as follows: the corporation shall indemnify a director, officer, employee or agent of a corporation; to the extent that he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (except an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, in which he or she had no reasonable cause to believe his or her conduct was unlawful.

                                    PART F/S


                             FINANCIAL  STATEMENTS                          PAGE
--------------------------------------------------------------------------------
F-1 Audited Financial Statements for the year ended March 31, 2000, and from
                         inception, May 19, 1999.                             13
F-2 Un-Audited Financial Statements for the three months ended June 30, 2000  24
--------------------------------------------------------------------------------

                                   EXHIBIT F-1
                          AUDITED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED MARCH 31, 2000,
                        AND FROM INCEPTION, MAY 19, 1999.

                               WEBMASTER.COM, INC.
                          (a Development Stage Company)
                              Financial Statements
                                  March 31, 2000

                                 C O N T E N T S

Independent  Auditors'  Report                          16

Balance  Sheet                                          17

Statement  of  Operations                               18

Statement  of  Stockholders'  Equity                    19

Statement  of  Cash  Flows                              20

Notes  to  the  Financial  Statements              21 - 22

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of Webmaster.com, Inc.

We have audited the accompanying balance sheet of Webmaster.com, Inc. (a Development Stage Company) as of March 31, 2000 and the related statements of operations, stockholders' equity and cash flows from inception on May 19, 1999 through March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Webmaster.com, Inc. (a Development Stage Company) as of March 31, 2000 and the results of its operations and cash flows from inception on May 19, 1999 through March 31, 2000 in conformity with generally accepted accounting principles.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's operating loss and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Crouch, Bierwolf & Chisholm
Crouch, Bierwolf & Chisholm
Salt  Lake  City,  Utah
April  12,  2000

                               WEBMASTER.COM, INC.
                          (a Development Stage Company)
                                  Balance Sheet

                                     ASSETS
                                                                    March  31,
                                                                       2000
--------------------------------------------------------------------------------

Current  assets
    Cash                                                             $     7,500
    Prepaid  Expenses                                                      5,524
--------------------------------------------------------------------------------
Total  Current  Assets                                                    13,024
--------------------------------------------------------------------------------
     Total  Assets                                                  $     13,024
================================================================================

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current  Liabilities
   Accounts  payable                                                     $     0
--------------------------------------------------------------------------------
  Total  Current  Liabilities                                                  0
--------------------------------------------------------------------------------
 Stockholders'  Equity
   Common  Stock,  authorized
     50,000,000  shares  of  $.001  par  value,
     issued  and  outstanding  4,950,800                                   4,951
   Additional  Paid  in  Capital                                         109,120
   Deficit  Accumulated  During  the
     Development  Stage                                                (101,047)
--------------------------------------------------------------------------------
Total  Stockholders'  Equity                                              13,024
--------------------------------------------------------------------------------
Total  Liabilities  and  Stockholders'  Equity                      $     13,024
================================================================================

    The accompanying notes are an integral part of these financial statements

                               WEBMASTER.COM, INC.
                          (a Development Stage Company)
                             Statement of Operations

                                                             From  inception  on
                                                                May  19,  1999
                                                                    through
                                                                   March  31,
                                                                     2000
--------------------------------------------------------------------------------
Revenues:                                                               $     0

Expenses:

   General  and  administrative                                         101,047
--------------------------------------------------------------------------------
  Total  Expenses                                                       101,047
================================================================================
Other  Income  (Expense):
   Interest  expense                                                          0
  Total  Other  Income  (Expense)                                             0
--------------------------------------------------------------------------------
Net  Loss                                                            $ (101,047)
--------------------------------------------------------------------------------
Net  Loss  Per Share                                                 $     (.02)
Weighted  average  shares  outstanding                                 4,862,800

    The accompanying notes are an integral part of these financial statements

                               WEBMASTER.COM, INC.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                      Deficit
                                                                     Accumulated
                                                        Additional   During  the
                                      Common Stock         paid-in   Development
                                   Shares      Amount      capital      Stage
--------------------------------------------------------------------------------
Balances  at May 19, 1999               0   $      0     $       0     $       0
--------------------------------------------------------------------------------
Stock  issued  for
services  at  $.001             4,070,800      4,071             0             0

Stock  issued  for  cash  at
$.125  per  share                 880,000        880       109,120             0

Net  loss  for  the  period
ended  March  31,  2000                 0          0             0     (101,047)
--------------------------------------------------------------------------------
Balance,  March  31, 2000       4,950,800   $  4,951     $ 109,120    $(101,047)
================================================================================

    The accompanying notes are an integral part of these financial statements

                               WEBMASTER.COM, INC.
                          (a Development Stage Company)
                             Statement of Cash Flows

                                                             From  inception  on
                                                                May  19,  1999
                                                                   through
                                                                  March  31,
                                                                     2000
--------------------------------------------------------------------------------
Cash  Flows  form  Operating
 Activities
     Net  loss                                                   $     (101,047)
     Adjustments  to  reconcile
       net  loss  to  net  cash
       provided  by  operations:
      Stock  for  services                                                 4,071
      Increase  in  prepaid  expenses                                    (5,524)
--------------------------------------------------------------------------------
 Net  Cash  (Used)  Provided  by
 Operating Activities                                                  (102,500)
--------------------------------------------------------------------------------
Cash  Flows  from  Investment
 Activities:
                                                                               0
--------------------------------------------------------------------------------
Net  Cash  (Used)  Provided  by
   Investing  Activities                                                       0
--------------------------------------------------------------------------------
Cash  Flows  from  Financing
 Activities:
     Issued  common  stock  for  cash                                    110,000
--------------------------------------------------------------------------------
Net  Cash  (Used)  Provided  by
   Financing Activities                                                  110,000
                                                                         -------
Net  increase  (decrease)  in  cash                                        7,500
Cash,  beginning  of  year                                                     0
--------------------------------------------------------------------------------
Cash,  end  of  year                                                 $     7,500
================================================================================
Non-Cash  Financing  Transactions:
 Shares  issued  for  services                                          $  4,071
Cash  Paid  For:
 Interest                                                               $      0
 Taxes                                                                  $      0

    The accompanying notes are an integral part of these financial statements

                               WEBMASTER.COM, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                                 March 31, 2000

NOTE  1  -  Summary  of  Significant  Accounting  Policies

     a.  Organization

         Webmaster.com, Inc. (the Company) was organized under the laws of the State of Nevada on May 19, 1999. The Company was formed to provide communication services and resources over the internet. The Company is currently focusing on raising capital to develop its operations.

     b.  Accounting  Method

          The Company recognizes income and expense on the accrual basis of accounting.

     c.  Earnings  (Loss)  Per  Share

          The  computation of earnings per share of common stock is based on the
weighted  average  number     of shares outstanding at the date of the financial
statements.

     d.  Cash  and  Cash  Equivalents

     The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

     e.  Provision  for  Income  Taxes

     No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $101,047 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2020. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

     Deferred tax assets and the valuation account is as follows at March 31, 2000.

     Deferred  tax  asset:
        NOL  carrryforward                   $34,000
        Valuation  allowance                 (34,000)
     ----------------------------------------========
     Total                                   $     0


         Use  of  Estimates  in  the  Preparation  of  Financial  Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. In these financial statements, assets and expenses involve extensive reliance on management's estimates. Actual results could differ from those estimates.

                               WEBMASTER.COM, INC.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                                 March 31, 2000

NOTE  2  -  Going  Concern

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has few assets and no operations and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise capital in order to pursue its business operations, thus creating necessary operating revenue.


NOTE  3  -  Development  Stage  Company

     The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and defining its business operation in order to generate significant revenues.

NOTE  4  -  Equity

    During May 1999, the Company issued 4,070,800 shares of common stock for services valued at $4,071.

    During June 1999, the Company issued 880,000 shares of common stock for cash of $110,000.

                                   EXHIBIT F-2

                         UN-AUDITED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED JUNE 30, 2000

                                  WEBMASTER.COM
                           BALANCE SHEETS (UNAUDITED)
                    For the fiscal year ended March 31, 2000
                  And for the three months ended June 30, 2000

                                                         June 30,    March 31,
                                                           2000         2000
------------------------------------------------------------------------------
      ASSETS

CURRENT ASSETS

Cash. . . . . . . . . . . . . . . . . . . . . . . . .  $   7,500   $    7,500
------------------------------------------------------------------------------
TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . .      7,500        7,500
==============================================================================
OTHER ASSETS

Prepaid expenses. . . . . . . . . . . . . . . . . . .      5,524        5,524
------------------------------------------------------------------------------
TOTAL OTHER ASSETS. . . . . . . . . . . . . . . . . .      5,524        5,524
==============================================================================
TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . .  $  13,024   $   13,024
==============================================================================

      LIABILITIES & STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable. . . . . . . . . . . . . . . . . . .  $   2,906   $        0
------------------------------------------------------------------------------
TOTAL LIABILITIES . . . . . . . . . . . . . . . . . .      2,906            0
==============================================================================
STOCKHOLDERS' EQUITY

Common Stock, $.001 par value; authorized 50,000,000
   shares; issued and outstanding, 4,950,800 shares
   and 4,950,800 shares respectively. . . . . . . . .      4,951        4,951
Additional paid-in capital. . . . . . . . . . . . . .    109,120      109,120
Accumulated equity (deficit). . . . . . . . . . . . .   (103,953)    (101,047)
Subscription Receivable

Total Stockholders' Equity. . . . . . . . . . . . . .     10,118       13,024
------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY. . . . . . . . . . . . . .  $  13,024   $   13,024
==============================================================================



   The accompanying notes are an integral part of these financial statements.

                                  WEBMASTER.COM
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
                    For the fiscal year ended March 31, 2000
                And for the periods ended June 30, 2000 and 1999

                                                                  From
                                                             Inception on
                                  From April     From May    May 19, 1999
                                  1, 2000 to.    19, 1999 to   through
                                    June 30,. .  June 30,       June 30,
                                      2000        1999           2000
-----------------------------------------------------------------------
                               $           0  $        0  $           0
Revenues

General and Administrative. .          2,906       4,071        103,953

Net Loss from Operations. . .          2,906       4,071        103,953

Net Income (Loss) . . . . . .  $       2,906  $    4,071  $     103,953

Loss per Share. . . . . . . .  $     0.00062  $  0.00100  $     0.02226

Weighted Average
    Shares Outstanding. . . .      4,950,800   4,070,800      4,669,027

   The accompanying notes are an integral part of these financial statements.

                                  WEBMASTER.COM
             STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)(UNAUDITED) For the period from inception of the Development Stage
                     On May 19, 1999, through March 31, 2000

                                                            Additional    Accumulated       Total Stock-
                                   Common        Par          Paid-In         Equity       holders' Equity
                                    Stock       Value         Capital        (Deficit)       (Deficit)
----------------------------------------------------------------------------------------------------------
Common Stock issued at inception   2,419,000  $      2,419  $           0  $        0   $           2,419
Common Stock issued for
    operating expenses . . . . .   1,651,800         1,652              0           0                   0
Common Stock sold for cash . . .     880,000           880        109,120           0                   0
Net Loss for the period. . . . .           0             0              0    (101,047)                  0
Balance at March 31, 2000. . . .   4,950,800  $      4,951  $     109,120   ($101,047)  $          13,024
                                  ----------  ------------  -------------  -----------  -----------------
Net Loss for the period. . . . .           0             0              0      (2,906)                  0
Balance at June 30, 2000 . . . .   4,950,800  $      4,951  $     109,120   ($103,953)  $          10,118
                                  ----------  ------------  -------------  -----------  -----------------

   The accompanying notes are an integral part of these financial statements.

                                  WEBMASTER.COM
                       STATEMENTS OF CASH FLOW (UNAUDITED)
                    For the fiscal year ended March 31, 2000
                And for the periods ended June 30, 2000 and 1999

                                                                                    From
                                                                                Inception on
                                                    From April      From May    May 19, 1999
                                                    1, 2000 to     19, 1999 to     through
                                                     June 30,  . .  June 30,       June 30,
                                                       2000           1999           2000
----------------------------------------------------------------------------------------------
  Operating Activities
  Net Income (Loss). . . . . . . . . . . . . . . .        ($2,906)    ($4,071)      ($103,953)
  Items not effecting cash
     Stock for services. . . . . . . . . . . . . .              0       4,071           4,071
     Increase in prepaid expenses. . . . . . . . .         (5,524)
  Cash increase from creation of account payable .          2,906           0           2,906
  Net Cash from Operations . . . . . . . . . . . .              0           0        (102,500)
  Cash Increase (Decrease) . . . . . . . . . . . .              0           0        (102,500)
  Cash infused from sale/issuance of common stock.              0           0         110,000
  Net increase (decrease) in cash. . . . . . . . .              0           0           7,500
  Beginning Cash . . . . . . . . . . . . . . . . .          7,500           0               0
  Cash as of Statement Date. . . . . . . . . . . .  $       7,500   $       0   $       7,500

   The accompanying notes are an integral part of these financial statements.

                                  WEBMASTER.COM
                          NOTES TO FINANCIAL STATEMENTS
                    for the Fiscal Year ended March 31, 2000
                     and for the period ended June 30, 2000


1-FORMATION  AND  OPERATIONS  OF  THE  COMPANY

     WebMaster.com (the Company) was incorporated in the state of Nevada on May 19, 1999. The Company intends to become a global Internet media company that will offer a network of branded World Wide Web (the "Web") programming that will serve millions of users daily. The Company will provide targeted Internet resources and communications services for a broad range of audiences, based on demographic, key-subject and geographic interests. A reserve account will be maintained for each client based on each client's chargeback history. The Company is authorized to issue 50,000,000 Common Shares each with a par value of $0.001. The Board of Directors and Shareholders of the Company have authorized the issuance of a minimum of 800,000, and a maximum of 1,000,000 of its Common Shares in a Regulation D, 506 offering. As of the date of these statements 880,000 shares have been sold pursuant to that offering.

2-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

(a)     BASIS  OF  ACCOUNTING

     Accounting records of the Company and financial statements are maintained and prepared on an accrual basis.

(b)     FISCAL  YEAR

     The Company's proposed fiscal year for accounting and tax purposes is March 31.

(c)     ORGANIZATION  COSTS

     The Company incurred $2,419 of organization costs in 1999. These costs, which were paid by shareholders of the Company and which were exchanged for 2,419,000 shares of common stock having a par value of $2,419, These costs have been expensed. The organization costs are detailed as follows:

Legal services in connection with preparation and filing of state and federal documents for incorporation and for Regulation D-506

offering  circular,                        $     1,000.00
Preparation  of  financial  statements,          1,200.00
State  filing  fees,                               219.00
                                           --------------
Total                                      $     2,419.00

 (d)     CASH  EQUIVALENTS

     For Financial Accounting Standards purposes, the Statement of Cash Flows, Cash Equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. Whenever cash amount are to be included on the Company's Statements of Cash
Flow,  however,  they  will  be  comprised  exclusively  of  cash.

                                  WebMaster.com
                          Notes to Financial Statements
                    for the fiscal year ended March 31, 2000
                     and for the period ended June 30, 2000
                                    continued

3-PROPERTY  AND  EXECUTIVE  COMPENSATION

(a)     OFFICE  AND  RECORDS:

     The Company's offices and all of its records are located at 24843 Del Prado, Suite 318, Dana Point, California 92629 where it leases desk and storage space which management values at $250 per month. This amount is being accrued as a non interest bearing account payable. The Company has no tangible property as of the date of this report.

(b)     EXECUTIVE  COMPENSATION:

     Since inception, the Company has incurred executive compensation costs which management valued at $2,000. This amount is being accrued as a non interest bearing account payable. The Company has paid no cash compensation to its officers or directors. Officers of the Company will be reimbursed for out-of-pocket expenses and may be compensated in the future for the time they devote to the Company.

4-STOCKHOLDERS'  EQUITY.

The Company is authorized to issue 50,000,000 shares of common stock having a par value of $0.001. In May 1999, 2,419,000 shares of Common Stock, were issued in exchange for organizational costs which were valued by management at a total of $2,419. Organizational costs were determined on a negotiated basis and include incorporation of the Company, preparation of financial statements and preparation, filing and revising of the Company's Regulation D, 506 offering circular. In May 1999, 1,651,800 shares of Common Stock, were issued in exchange for operational costs which were valued by management at a total of $1,652. In September 1999, the Company issued 880,000 shares of its Common Stock in exchange for $110,000 in cash.

                                    PART III

                           ITEM 1.  INDEX TO EXHIBITS.


Exhibit
 Table
   #               Table Category  /  Description of Exhibit         Page Number
--------------------------------------------------------------------------------
            [3]   ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
    3.1      Articles of Incorporation                                        32
    3.2      Amendment to Articles of Incorporation                           35
    3.3      By-Laws                                                          37
--------------------------------------------------------------------------------

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.


                               WebMaster.com, Inc.

                                       by
                              Dated: July 25, 2000


                               /s/Jeffrey A. Harry
                                  Jeffrey A. Harry
                          sole initial officer/director

                                  EXHIBIT  3.1
                            ARTICLES OF INCORPORATION

                            ARTICLES OF INCORPORATION
                                       OF
                               WEBMASTER.COM, INC.


     ARTICLE  I.  The  name  of  the  Corporation  is  WEBMASTER.COM,  INC.

     ARTICLE II. Its principal office in the State of Nevada is 774 Mays Blvd. #10, Incline Village NV 89452. The initial resident agent for services of process at that address is N&R Ltd. Group, Inc.

     ARTICLE III. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America. The period of existence of the corporation shall be perpetual.

     ARTICLE IV. The corporation shall have authority to issue an aggregate of 50,000,000 shares of common voting equity stock of par value one mil ($0.0001) per share, and no other class or classes of stock, for a total capitalization of $5,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

     ARTICLE V. No shareholder shall be entitled to any preemptive or preferential rights to subscribe to any unissued stock or any other securities which the corporation may now or hereafter be authorized to issue, nor shall any shareholder possess cumulative voting rights at any shareholders meeting, for the purpose of electing Directors, or otherwise.

     ARTICLE VI. The name and address of the Incorporator of the corporation is William Stocker, 34700 Pacific Coast Highway, Suite 303, Capistrano Beach CA 92624. The affairs of the corporation shall be governed by a Board of Directors of not less than one (1) nor more than (7) persons. The Incorporator shall act as Sole Initial Director.

     ARTICLE VII. The Capital Stock, after the amount of the subscription price or par value, shall not be subject to assessment to pay the debts of the corporation, and no stock issued, as paid up, shall ever be assessable or assessed.

     ARTICLE VIII. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend or repeal the By-laws, or adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

     I THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant the General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have set my hand hereunto this Day,

Dated:  May  20,  1999.


                               /s/ William Stocker
                                 William Stocker
                                  Incorporator

                                   EXHIBIT 3.2
                     AMENDMENT TO ARTICLES OF INCORPORATION

                     AMENDMENT TO ARTICLES OF INCORPORATION
                                       OF
                               WEBMASTER.COM, INC.

                (AFTER PAYMENT OF CAPITAL AND ISSUANCE OF STOCK)

WE THE UNDERSIGNED, Officers of WEBMASTER.COM, INC. ( the Corporation ) hereby certify:

     1. The Board of Directors of the Corporation at a meeting of duly convened and held on July 7, 2000 adopted a resolution to amend the Articles of Incorporation as Originally filed as follows:

--------------------------------------------------------------------------------
THE FORMER ARTICLE IV READ: The corporation shall have authority to issue an aggregate of 50,000,000 shares of common voting equity stock of par value one mil ($0.0001) per share, and no other class or classes of stock, for a total capitalization of $5,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.
--------------------------------------------------------------------------------
ARTICLE IV IS SUPERSEDED AND REPLACED AS FOLLOWS: The corporation shall have authority to issue an aggregate of 50,000,000 shares of common voting equity stock of par value one mil ($0.001) per share, and no other class or classes of stock, for a total capitalization of $50,000. The corporation's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.
--------------------------------------------------------------------------------

     2. The Action of the Board of Directors, as recited above was authorized and empowered, pursuant to the Laws of Nevada: the number of shares of the Corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation on July 7, 2000 was 4,950,800; and the foregoing changes and amendment have been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon, specifically 4,000,000 affirmative votes, representing more than 80% of the total issued, outstanding and entitled to vote.

     This  amendment  is  signed  and  dated  and  notarized,  as  follows:


July  7,  2000


                                 /s/ Jeff Harry
                                   Jeff Harry
                                    president

                                  EXHIBIT  3.3
                                    BY-LAWS:

                                     BY-LAWS
                                       OF
                               WEBMASTER.COM, INC.
                              A NEVADA CORPORATION


                                    ARTICLE I
                                CORPORATE OFFICES


     The principal office of the corporation in the State of Nevada shall be located at 774 Mays Blvd. Suite 10, Incline Village NV 89451. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.


                                   ARTICLE II
                             SHAREHOLDERS' MEETINGS

SECTION  1.  PLACE  OF  MEETINGS

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

SECTION  2.  ANNUAL  MEETINGS

     The time and date for the annual meeting of the shareholders shall be set by the Board of Directors of the Corporation, at which time the shareholders shall elect a Board of Directors and transact any other proper business. Unless the Board of Directors shall determine otherwise, the annual meeting of the shareholders shall be held on the second Monday of June in each year, if not a holiday, at Ten o'clock A.M., at which time the shareholders shall elect a Board of Directors and transact any other proper business. If this date falls on a holiday, then the meeting shall be held on the following business day at the same hour.

SECTION  3.  SPECIAL  MEETINGS

     Special meetings of the shareholders may be called by the President, the Board of Directors, by the holders of at least ten percent of all the shares entitled to vote at the proposed special meeting, or such other person or persons as may be authorized in the Articles of Incorporation.

SECTION  4.  NOTICES  OF  MEETINGS

     Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, either personally or by mail, by the direction of the president, or secretary, or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.
Closing  of  Transfer  Books  or  Fixing  Record  Date.

     (a) For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case twenty (20) days. If the stock transfer books be closed for the purpose of determining stockholders entitled to notice or to vote at a meeting of stockholders, such books shall be closed for at least twenty
(20)  days  immediately  preceding  such  meeting.

     (b) In lieu of closing the stock transfer books, the directors may prescribe a day not more than sixty (60) days before the holding of any such meeting as the day as of which stockholders entitled to notice of the and to vote at such meeting must be determined. Only stockholders of record on that day are entitled to notice or to vote at such meeting

     (c) The directors may adopt a resolution prescribing a date upon which the stockholders of record are entitled to give written consent to actions in lieu of meeting. The date prescribed by the directors may not precede nor be more than ten (10) days after the date the resolution is adopted by directors.

SECTION  5.  VOTING  LIST.

     The officer or agent having charge of the stock transfer books for the shares of the corporation shall make, at least ten (10) days before each meeting of stockholders, a complete list of stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and number of shares held by each, which list, for a period of ten
(10) days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

SECTION  6.  QUORUM.

     At any meeting of stockholders, a majority of fifty percent plus one vote, of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

SECTION  7.  PROXIES.

     At all meetings of the stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. Such proxies may be deposited by electronic transmission.

SECTION  8.  VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholder. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of Nevada.

SECTION  9.  ORDER  OF  BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     a.     Roll  Call.
     b.     Proof  of  notice  of  meeting  or  waiver  of  notice.
     c.     Reading  of  minutes  of  preceding  meeting.
     d.     Reports  of  Officers.
     e.     Reports  of  Committees.
     f.     Election  of  Directors.
     g.     Unfinished  Business.
     h.     New  Business.


SECTION  10.  INFORMAL  ACTION  BY  STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the stockholders entitled to vote with respect to the subject matter thereof. Unless otherwise provided by law, any action required to be taken, or any other action which may be taken, at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a Majority of all of the stockholders entitled to vote with respect to the subject matter thereof at any regular meeting called on notice, and if written notice to all shareholders is promptly given of all action so taken.

SECTION  11.  BOOKS  AND  RECORDS.

     The Books, Accounts, and Records of the corporation, except as may be otherwise required by the laws of the State of Nevada, may be kept outside of the State of Nevada, at such place or places as the Board of Directors may from time to time appoint. The Board of Directors shall determine whether and to what extent the accounts and the books of the corporation, or any of them, other than the stock ledgers, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of this Corporation, except as conferred by law or by resolution of the stockholders or directors. In the event such right of inspection is granted to the Stockholder(s) all fees associated with such inspection shall be the sole expense of the Stockholder(s) demanding the inspection. No book, account, or record of the Corporation may be inspected without the legal counsel and the accountants of the Corporation being present. The fees charged by legal counsel and accountants to attend such inspections shall be paid for by the Stockholder demanding the inspection.


                                   ARTICLE III
                               BOARD OF DIRECTORS

SECTION  1.  GENERAL  POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

SECTION  2.  NUMBER,  TENURE,  AND  QUALIFICATIONS.

     The number of directors of the corporation shall be a minimum of one (l) and a maximum of nine (7), or such other number as may be provided in the Articles of Incorporation, or amendment thereof. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

SECTION  3.  REGULAR  MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for holding of additional regular meetings without other notice than such resolution.

SECTION  4.  SPECIAL  MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

SECTION  5.  NOTICE.

     Notice of any special meeting shall be given at least one day previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

SECTION  6.  QUORUM.

     At any meeting of the directors fifty (50) percent shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

SECTION  7.  MANNER  OF  ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

SECTION  8.  NEWLY  CREATED  DIRECTORSHIPS  AND  VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

SECTION  9.  REMOVAL  OF  DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

SECTION  10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

SECTION  11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION  12.  EXECUTIVE  AND  OTHER  COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of one (l) or more directors. Each such committee shall serve at the pleasure of the board.

                                   ARTICLE IV
                                    OFFICERS


SECTION  1.  NUMBER.

     The officers of the corporation shall be the president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

SECTION  2.  ELECTION  AND  TERM  OF  OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided. In the event that no election of officers be held by the directors at that time, the existing officers shall be deemed to have been confirmed in office by the directors.

SECTION  3.  REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interest of the corporation would be served thereby, but such removal shall be without prejudice to contract rights, if any, of the person so removed.

SECTION  4.  VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

SECTION  5.  PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

SECTION  6.  CHAIRMAN  OF  THE  BOARD.

     In the absence of the president or in the event of his death, inability or refusal to act, the chairman of the board of directors shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The chairman of the board of directors shall perform such other duties as from time to time may be assigned to him by the directors.

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SECTION  7.  SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all the duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

SECTION  8.  TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.


SECTION  9.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of fact that he is also a director of the corporation.


                                    ARTICLE V
                      CONTRACTS, LOANS, CHECKS AND DEPOSITS

SECTION  1.  CONTRACTS.

     The directors may authorize any officer or officers, agent or agents to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.


SECTION  2.  LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

SECTION  3.  CHECKS,  DRAFTS,  ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed

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by  such  officer  or  officers,  agent or agents of the corporation and in such manner  as shall from time to time be determined by resolution of the directors.

SECTION  4.  DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.


                                   ARTICLE VI
                                   FISCAL YEAR

     The fiscal year of the corporation shall begin on the 1st day of January in each year, or on such other day as the Board of Directors shall fix.


                                   ARTICLE VII
                                    DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.


                                  ARTICLE VIII
                                      SEAL

     The directors may provide a corporate seal which shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".


                                   ARTICLE IX
                                WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

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                                    ARTICLE X
                                   AMENDMENTS

     These by-laws may be altered, amended or repealed and new by-laws may be adopted in the same manner as their adoption, by the Board of Directors if so adopted; by a vote of the stockholders representing a majority of all the shares issued and outstanding, if so adopted or adopted by the Board of Directors; or, in any case, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.


                                  CERTIFICATION

     THE SECRETARY of the Corporation hereby certifies that the foregoing is a true and correct copy of the By-Laws of the Corporation named in the title thereto and that such By-Laws were duly adopted by the Board of Directors of said Corporation on the date set forth below.

EXECUTED,  AND  CORPORATE  SEAL  AFFIXED,  this  day  of  May  21,  1999.

                              /s/ Jeffrey A. Harry
                                Jeffrey A. Harry
                                    Secretary

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